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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integra LifeSciences Holdings Corporation

Full Name of Registrant

Former Name if Applicable
311 Enterprise Drive

Address of Principal Executive Office (Street and Number)
Plainsboro, NJ 08536

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 cannot be filed on or prior to the prescribed May 12, 2008 due date without unreasonable effort and expense. As previously disclosed, the Registrant has identified a material weakness in its internal control over financial reporting with respect to the review and approval of certain account reconciliations, particularly in the areas of accrued liabilities, income taxes, intercompany and certain other asset accounts. While the Registrant has taken steps to remediate the material weakness and to strengthen its internal control processes and procedures, this material weakness contributed to a delay in the closing of certain accounts, including without limitation, inventory, accounts receivable, accounts payable and intercompany accounts related to certain of its locations, its tax provision and its deferred tax balance sheet accounts. Accordingly, the Registrant has not completed its audited financial statements or its Annual Report on Form 10-K for the year ended December 31, 2007. The Registrant plans to file the Annual Report on Form 10-K for the year ended December 31, 2007 as soon as possible.

Once its Annual Report on Form 10-K for the year ended December 31, 2007 is filed, the Registrant will be able to complete its unaudited financial statements for the first quarter of 2008 and file its Quarterly Report on Form 10-Q for the period ended March 31, 2008. The Registrant will file the Form 10-Q as soon as practicable, but does not expect to be able to do so within the five calendar day extension period provided for under Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John B. Henneman, III	(609)	275-0500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates there will be a change in results of operations from the corresponding period for the last fiscal year, however it is unable to report or quantify the extent of any such change at this time.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and reflect the Registrant’s judgment as of the date of this report. Forward-looking statements include, but are not limited to, statements concerning future financial performance, including projections for revenues, GAAP and adjusted net income, GAAP and adjusted earnings per diluted share; the Registrant’s ability to file its Annual Report on Form 10-K for year ended December 31, 2007 and its Quarterly Report on Form 10-Q for the period ended March 31, 2008 and the Registrant’s ability to remediate its material weakness. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from predicted or expected results. Such risks and uncertainties include, but are not limited to, the Registrant’s inability to design or improve internal controls to address the disclosed material weakness; the impact upon operations of legal compliance matters or internal controls review, improvement and remediation; difficulties in controlling expenses, including costs of legal compliance matters or internal controls review, improvement and remediation; the impact of changes in management or staff levels; the Registrant’s ability to maintain relationships with customers of acquired entities; physicians’ willingness to adopt, and third-party payors’ willingness to provide reimbursement for, the Registrant’s recently launched and planned products; initiatives launched by the Registrant’s competitors; the Registrant’s ability to secure regulatory approval for products in development; the Registrant’s ability to comply with and obtain approvals for products of human origin and comply with recently enacted regulations regarding products containing materials derived from animal sources; the Registrant’s ability to integrate acquired businesses; the Registrant’s ability to leverage its existing selling organizations and administrative infrastructure; the Registrant’s ability to increase product sales and gross margins, and control non-product costs; the amount and timing of acquisition and integration related costs; the timing and amount of share-based awards granted to employees; and the economic, competitive, governmental, technological and other risk factors and uncertainties identified under the heading “Risk Factors” included in Item 1A of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 and information contained in subsequent filings with the Securities and Exchange Commission.

Integra LifeSciences Holdings Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ John B. Henneman, III

John B. Henneman, III
Executive Vice President and Chief Financial Officer